QUASAR DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52323

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quasar Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 East Wisconsin Avenue
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Weston Sommers 207-553-7129
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry Dunn McNeil & Parker, LLC
(Name – *if individual, state last, first, middle name*)

100 Middle Street	Portland	ME	04101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Weston Sommers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quasar Distributors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA H SEEKAMP
Notary Public-Maine
My Commission Expires
February 12, 2026

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUASAR DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)
CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Quasar Distributors, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quasar Distributors, LLC (the Company) as of December 31, 2020 and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Berry Dunn McNeil & Parker, LLC

We have served as the Company's auditor since 2020.

Portland, Maine
February 24, 2021

QUASAR DISTRIBUTORS, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets		
Cash	$ 3,157,205	
Cash segregated under federal regulations	4,647,629	
Receivable from broker dealers	1,109,001	
Receivable from customers of introducing broker dealers	20,627	
Other receivables	1,746,597	
Prepaid expenses	169,084	
Due from related parties	27,017	
Deposit with clearing broker dealer	251,250	
Total Assets		$ 11,128,410
Liabilities and Member's Equity		
Liabilities		
Payable to broker dealers	$ 1,765,016	
Payable to customers of introducing broker dealers	395,497	
Accounts payable, accrued expenses and other liabilities	459,487	
Due to related parties	389,429	
Total Liabilities		$ 3,009,429
Member's Equity		8,118,981
Total Liabilities and Member's Equity		$ 11,128,410

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Quasar Distributors, LLC (the "Company"), a limited liability company, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On November 24, 2019, U.S. Bancorp (the "Former Parent"), entered into an agreement to sell the Company to the Parent. In connection with the sale, the Company remained a Delaware limited liability company. The acquisition consummated on March 31, 2020, and for tax purposes, the Company will be treated as a subsidiary of the Former Parent for the period January 1, 2020 through March 30, 2020, and a subsidiary of Foreside for the period March 31, 2020 through December 31, 2020.

The accounting for the acquisition including the records of all assets and liabilities recorded at fair value and any associated intangible assets are recorded at the Parent and has not been reflected in this financial statement.

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The Company serves as the distributor for various investment companies (the "Funds"). Substantially all of the Company's revenues are earned from the Funds or from the Funds' advisors (collectively, the "Advisors"). In accordance with the structure of the Company, sales of the Funds' shares are executed by unaffiliated third party broker dealers. The Company is also engaged in mutual fund trade aggregation services and correspondent clearing of mutual fund trades via an omnibus clearing arrangement, as well as, registered representative services.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, had the Company operated as an unaffiliated entity.

USE OF ESTIMATES

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2020, the Company had no cash equivalents.

CASH SEGREGATED UNDER FEDERAL REGULATIONS

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker dealer carrying customer accounts, is subject to requirements related to maintaining cash in a special reserve bank account at a non-affiliate bank for the exclusive benefit of customers. Included in cash segregated in compliance with federal regulations at December 31, 2020, is $4,647,629 of cash deposits with a non-affiliate bank.

DEPOSIT WITH CLEARING BROKER DEALER

The Company maintains a minimum $250,000 clearing deposit per its agreement with the clearing broker dealer. The clearing broker dealer has been granted a general lien and security interest in this deposit.

RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2020, the Company had not recorded an allowance for any potential non-collection as all receivables are deemed collectible. Past due accounts are written off by management when deemed uncollectible on a case-by-case basis.

INCOME TAXES

The Company is organized as a limited liability company (“LLC”) that has elected to be treated as a single member LLC under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to the Former Parent for the period January 1, 2020 through March 30, 2020, and to Foreside for the period March 31, 2020 through December 31, 2020. Foreside is organized as an LLC that has elected to be treated as a partnership under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to its members and taxed at the member level.

NOTE 3 - RELATED PARTY TRANSACTIONS

The financial statement has been prepared from the separate records maintained by the Company.

In the ordinary course of business, the Company entered into transactions with the Former Parent and affiliates of the Former Parent. These transactions were charges or reimbursements to the Company and included fees for services provided by or for the Former Parent's affiliates, costs for occupancy, information technology, and general and administrative services. Costs were allocated from the Former Parent to the Company based upon a master service agreement. For the period from January 1, 2020 through March 30, 2020, $1,897,108 of expenses were paid to the Former Parent for administrative costs.

Effective March 31, 2020, the Company shares office space and equipment with affiliates, which are under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared overhead costs. Also, designated Foreside personnel provided services specifically to the Company and the Company received all of these associated personnel costs. The Parent provides administrative, legal, human resource and other general support services, the costs of which are allocated to the Company. For the period ended December 31, 2020, these expenses totaled $3,198,615. At December 31, 2020, amounts due to the Parent totaled $389,287, which is included in "Due to related parties" in the Statement of Financial Condition.

At December 31, 2020, "Due from related parties" included $27,017, which resulted from revenue collected on behalf of the Company.

At December 31, 2020, "Due to related parties" also included $142, which resulted from revenue collected on behalf of its affiliates.

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended December 31, 2020, the Company received capital contributions from the Parent totaling $2,079,035.

During the year ended December 31, 2020, the Company made capital distributions to the Former Parent totaling $20,728,286 and capital distributions to the Parent totaling $3,500,000.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $250,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $4,795,405, which was $4,545,405 in excess of its minimum required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2020 was 0.63 to 1.

The Company is a fund member of the NSCC which requires registered broker dealers to have $50,000 in excess net capital over the minimum net capital requirement imposed by the SEC.

NOTE 5 - RECEIVABLES FROM AND PAYABLES TO BROKER DEALERS

At December 31, 2020, the Company recorded the following receivables from and payables to broker dealers:

	Receivables	Payables
Clearing broker dealers trade activity	$1,109,001	$ 1,583,411
Fees and commissions	-	181,605
	$1,109,001	$ 1,765,016

The Company clears transactions for introducing broker dealers through another broker dealer on a fully disclosed basis. The amounts receivable from and payable to the clearing broker dealers mainly relate to unsettled customer transactions. No allowance has been established for receivables from broker dealers, as management believes the amount to be fully collectable.

NOTE 6 - RECEIVABLE FROM AND PAYABLES TO CUSTOMERS OF INTRODUCING BROKER DEALERS

At December 31, 2020, the following accounts receivable from and payable to customers of introducing broker dealers are amounts due on cash transactions. Securities purchased by these customers serve as collateral for the receivables until settled.

	Receivables	Payables
Trade activity	$ 20,627	$ 395,497

NOTE 7 - COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company is in the fourth year of an initial five year clearing agreement with another firm to facilitate the execution and clearing of mutual fund transactions. This agreement contains guaranteed graduated minimum payments totaling $1,250,000 over the initial five years.

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

CREDIT RISK

The Company maintains checking accounts in a financial institution. The accounts are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

LITIGATION

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance.

NOTE 8 - CONCENTRATIONS

As of December 31, 2020, one client accounted for approximately 15% of service fee accounts receivable due from clients which is included in “Other receivables” in the accompanying Statement of Financial Condition.

NOTE 9 - AGREEMENTS

The Company may enter into Dealer, Distribution, Networking, Service or similar type Selling Agreements with the Funds’ various intermediaries (including third party broker dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries 12b-1 fees and shareholder services fees or commissions as outlined in their respective agreements provided that the Company first receives such payments from the Funds.

NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after the balance sheet date through the date this financial statement was issued, and has determined that there were no subsequent events requiring recognition or disclosure.